Exhibit 99.1

TNL Mediagene Enters into Definitive Agreement to Sell Japanese Business in Management Buyout

Special Committee unanimously recommended the transaction following an independent process and receipt of a fairness opinion from Imperial Capital

TOKYO, JAPAN, October 2, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that it has entered into a definitive Share Purchase Agreement to sell its Japanese business to MI Company Inc., a Japanese joint-stock company formed as the acquisition vehicle for an investor group led by Motoko Imada, the Company’s Chief Executive Officer and a member of its board of directors, in a management buyout transaction.

Under the agreement, the Company will sell all of the issued and outstanding shares of TNL Mediagene Inc., a company (Kabushiki Kaisha) duly incorporated under the laws of Japan and the holding company for Mediagene Inc. and Infobahn Inc., for aggregate consideration of $5.5 million, subject to an adjustment based on changes in net intercompany debt liabilities from a reference amount of approximately $0.6 million as of July 31, 2026 through the closing date, and to set-off, in each case as provided in the Share Purchase Agreement, with the aggregate amount of any such adjustment and set-off capped at $500,000. At or before closing, the buyer is required to pay or satisfy at least $4.5 million of the purchase price, including at least $2.5 million in cash and, to the extent certain Company promissory notes remain outstanding, the assumption, discharge, cancellation or other extinguishment of indebtedness under those notes. The remaining unpaid portion will be evidenced by a secured promissory note that will mature on December 31, 2026 and be secured by a first-priority pledge of the shares of the buyer held by Ms. Imada, representing not less than 55% of the total outstanding shares of the buyer.

Independent Special Committee Process

Before receiving the proposal that resulted in the transaction, the Company’s board of directors established a special committee comprised solely of disinterested and independent directors to review, evaluate and negotiate potential strategic transaction proposals involving the Company and to make recommendations to the board. The special committee retained Greenberg Traurig, LLP as its independent legal advisor and Imperial Capital, LLC as its independent financial advisor. As part of the special committee’s review of strategic alternatives, Imperial Capital contacted 90 potential acquirers regarding the Company’s Japanese business.

Following receipt of Ms. Imada’s proposal, and in light of her leadership of and ownership interest in the buyer, the special committee reviewed, evaluated and negotiated the transaction pursuant to its existing mandate. The board determined that it would not approve the transaction without the special committee’s prior favorable recommendation. Ms. Imada did not participate in the special committee’s deliberations or recommendation regarding the transaction.

On September 30, 2026, Imperial Capital delivered an opinion to the special committee that, as of that date and subject to the assumptions, qualifications, procedures, limitations and other matters set forth in the opinion, the consideration to be received by the Company in the transaction was fair, from a financial point of view, to the Company. The opinion was provided solely for the special committee’s use in evaluating the transaction, addressed only the fairness to the Company, from a financial point of view, of the consideration to be received by the Company, and did not constitute a recommendation to any shareholder as to how a shareholder should act with respect to the transaction.

Following its review, the special committee unanimously determined that the consideration to be received by the Company in the transaction is fair from a financial point of view to the Company and recommended that the board approve the transaction. Acting on the special committee’s recommendation, the board approved the transaction.

“The special committee conducted an independent and deliberate review of the proposed transaction, with the assistance of its own legal and financial advisors,” said Lauren Zalaznick, Chair of the Special Committee. “Following that process and consideration of Imperial Capital’s financial analysis and fairness opinion, the special committee unanimously determined that the consideration to be received by the Company was fair from a financial point of view to the Company and recommended that the board approve the transaction.”

Timing and Closing Conditions

The transaction is expected to close on or before October 30, 2026, subject to customary closing conditions, including the accuracy of the parties’ representations and warranties, material compliance with their covenants, receipt of required authorizations and the absence of legal restraints and certain material adverse effects. The definitive agreement provides for an outside date of November 30, 2026.

The Company Following the Transaction

Following the closing of the transaction, the Company will continue to own and operate its business in Taiwan. The special committee continues to evaluate strategic alternatives for the Company, including potential transactions involving the Company’s capital structure and ownership. There can be no assurance that any such alternative will be pursued or completed, or as to the terms or timing of any such transaction.

Additional Information

Additional information regarding the transaction, including a copy of the Share Purchase Agreement, is available in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov and in the investor relations section of the Company’s website.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural forms of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the SEC, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Important factors include the possibility that the transaction may not be completed on the anticipated terms, within the anticipated timeframe, or at all; the failure to satisfy or waive closing conditions; the occurrence of events that could give rise to termination of the Share Purchase Agreement; the impact of the announcement or pendency of the transaction on TNL Mediagene’s business, employees, customers, suppliers and other relationships; costs and expenses related to the transaction; uncertainties relating to TNL Mediagene’s evaluation of strategic alternatives following completion of the transaction; and other risks described in TNL Mediagene’s filings with the SEC. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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